Exhibit 3.1.2

CERTIFICATE OF AMENDMENT

OF

AMENDED AND RESTATED

CERTIFICATE OF INCORPORATION

OF

ATKORE INTERNATIONAL GROUP INC.

Atkore International Group Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware (as amended from time to time, the “DGCL”), does hereby certify:

FIRST: The Amended and Restated Certificate of Incorporation of the Corporation is hereby amended as follows:

Article FOURTH of the Amended and Restated Certificate of Incorporation of the Corporation is hereby amended to read in its entirety as set forth below:

“FOURTH: Capital Stock. (a) The total number of shares of all classes of capital stock that the Corporation has authority to issue is 1,100,000,000 shares, 1,000,000,000 of which shall be Common Stock, par value $0.01 per share (the “Common Stock”), and100,000,000 of which shall be Preferred Stock, par value $1.00 per share (the “Preferred Stock”).

(b) Stock Split. Effective upon the filing and effectiveness of this Certificate of Amendment of the Amended and Restated Certificate of Incorporation of the Corporation pursuant to the DGCL (the “Effective Time”), and without any further action of the Corporation or any stockholder, each share of Common Stock, par value $0.01 per share, of the Corporation which immediately prior to the Effective Time was outstanding or held as treasury stock shall be reclassified into and become 1.37 shares of Common Stock (the “Reclassification”). No fractional shares of Common Stock shall be issued upon the Reclassification. If any fraction of a share of Common Stock would otherwise be issuable upon the Reclassification, the Corporation shall, in lieu of issuing any fractional shares of Common Stock, pay to each stockholder who would otherwise be entitled to receive a fractional share an amount in cash equal to such fraction multiplied by the fair market value per share of the Common Stock, as determined by the Board of Directors of the Corporation, computed to the nearest whole cent. Each stock certificate and book-entry position that, immediately prior to the Effective Time, represented shares of Common Stock shall, from and after the Effective Time, automatically and without the necessity of presenting the same for exchange, represent that number of whole shares of Common Stock into which the shares formerly represented by such certificate or book-entry position have been reclassified pursuant to the Reclassification.”

SECOND: This amendment of the Amended and Restated Certificate of Incorporation of the Corporation has been duly adopted in accordance with the provisions of Sections 228 and 242 of the DGCL, the Board of Directors of the Corporation having adopted resolutions setting forth such amendment, declaring its advisability, and directing that it be submitted to the stockholders of the Corporation for their approval; and the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares entitled to vote thereon were present and voted having consented in writing to the adoption of this amendment.

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IN WITNESS WHEREOF, the undersigned officer of the Corporation has executed this Certificate of Amendment on the 27th day of May, 2016.

ATKORE INTERNATIONAL GROUP INC.

By:	/s/ Daniel S. Kelly
Name:	Daniel S. Kelly
Title:	Vice President, General Counsel and Secretary

[Signature Page to Certificate of Amendment]